Filed by InSite Vision Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: InSite Vision Incorporated

Commission File No.: 000-22332

For Immediate Release

InSite Vision Announces FDA Acceptance of NDA Filing for BromSite™ (0.075% bromfenac)

PDUFA decision expected April 10, 2016, 10 months following NDA submission

Marketing approval is being sought for use in treatment of inflammation and prevention of pain after cataract surgery

Alameda, Calif., August 17, 2015 – InSite Vision Incorporated (OTCBB: INSV), a company developing ophthalmic products for unmet eye care needs, today announced that the U.S. Food and Drug Administration (FDA), in a Day-74 letter, has accepted for review InSite’s New Drug Application (NDA) for BromSite™ (0.075% bromfenac). The FDA has assigned a Prescription Drug User Fee Act (PDUFA) action date of April 10, 2016. InSite is seeking FDA approval for BromSite in the treatment of inflammation and prevention of ocular pain in the post-cataract surgery setting. BromSite has a long patent life extending to August 2029.

“We have established an excellent working relationship with the FDA in identifying clear endpoints and study protocols for our BromSite clinical trial programs and in verifying the efficacy of BromSite in providing relief of inflammation and prevention of pain following cataract surgery. The FDA’s notification letter is an important milestone for the BromSite NDA and, importantly, satisfies a condition of our merger agreement with QLT Inc.,” said Timothy Ruane, InSite Vision Chief Executive Officer. “I am very proud of our clinical and regulatory teams who contributed significantly to this outcome.”

As previously announced, InSite Vision is party to a merger agreement with QLT Inc. A condition of the proposed merger was that 74 days have elapsed following the FDA’s receipt of the BromSite NDA and that the FDA had identified no filing review issues asserting a deficiency that is reasonably likely to require one or more additional clinical studies of BromSite to be conducted prior to initiating the marketing and sale of BromSite in the United States. InSite’s receipt of the Day-74 letter satisfies this condition.

About Cataract Surgery

Cataract surgery is the most frequently performed ocular surgery in the United States with more than three million procedures annually. Typically, patients are prescribed anti-inflammatory eye drops to reduce pain and inflammation both before and after surgery.

About BromSite™

BromSite™ is a low dose (0.075%) bromfenac ophthalmic solution developed for the treatment of inflammation and prevention of ocular pain in the post-cataract surgery setting. BromSite combines a low dose (0.075%) of the non-steroidal anti-inflammatory drug (NSAID) bromfenac with InSite Vision’s DuraSite® platform, a synthetic polymer-based formulation that is designed to extend the time of a drug in the eye relative to conventional topical therapies. In its confirmatory Phase 3 clinical trials, BromSite achieved statistically significant superiority to vehicle in alleviating ocular inflammation and the prevention of pain. In such trials, BromSite was well tolerated with no significant safety concerns or drug-related serious adverse events reported. The NDA submission was based upon two Phase 3 clinical trials that were conducted in more 500 patients.

About InSite Vision

InSite is advancing new specialty ophthalmologic products for treatment of diseases affecting the front and back of the eye. The company has two commercial products based on its innovative DuraSite® platform approved for the treatment of bacterial eye infections, AzaSite® (azithromycin ophthalmic solution) 1%, marketed in the U.S. by Akorn, Inc., and Besivance® (besifloxacin ophthalmic suspension) 0.6%, marketed by Bausch & Lomb, a wholly owned subsidiary of Valeant Pharmaceuticals International. InSite has a proprietary portfolio of clinical-stage product candidates, and has filed an NDA for BromSite™ (0.075% bromfenac) for the treatment of inflammation and prevention of pain associated with cataract surgery. InSite currently plans to file an NDA with the FDA in 2017 for the commercial approval by the U.S. Food and Drug Administration (FDA) of DexaSite™ for the treatment of blepharitis. InSite’s AzaSite Plus™ is advancing through Phase 3 clinical studies for the treatment of eye infections, and ISV-101 is in Phase 1/2 clinical development for dry-eye disease and inflammation. For further information on InSite, please visit www.insitevision.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Additional Information

In connection with the proposed merger of InSite Vision and QLT, QLT filed with the U.S. Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that includes a preliminary proxy statement of InSite Vision and that also constitutes a preliminary prospectus of QLT (the Form S-4). The Form S-4 has not yet been declared effective by the SEC and is not complete and will be further amended. InSite Vision plans to mail the definitive proxy statement/prospectus to its stockholders when it becomes available. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the definitive proxy statement/ prospectus (when available) and other documents filed with the SEC by QLT or InSite through the website maintained by the SEC at http://www.sec.gov and, in QLT’s case, also on the System for Electronic Document Analysis Retrieval (SEDAR) website maintained by the Canadian Securities Administrators at www.sedar.com. Copies of the documents filed with the SEC by InSite will be available free of charge on InSite’s website at www.InSiteVision.com or by contacting InSite at 510-747-1220.

Participants in the Merger Solicitation

QLT, InSite Vision, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the QLT and InSite Vision shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of QLT is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of InSite Vision is set forth in its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on February 19, 2015.

Cautionary Statements Related to Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the FDA PDUFA date, InSite’s planned regulatory filings for DexaSite and the timing thereof, InSite’s plans with respect to its other product candidates, the status of InSite’s proposed merger with QLT and other statements contained herein may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which InSite Vision operates; InSite’s ability to obtain FDA approval for the commercialization of BromSite; InSite’s ability to file and seek approval of DexaSite; InSite’s ability to progress its other product candidates through clinical trials; the commercial success of InSite Vision’s products, including BromSite; InSite and QLT’s ability to satisfy merger agreement conditions and consummate a merger on the anticipated timeline or at all; QLT’s ability to successfully integrate InSite Vision’s operations and employees with QLT’s existing business; the ability to realize anticipated growth, synergies and cost savings; research and development risks. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) QLT’s SEC filings, including its Annual Report on Form 10-K (as amended) for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 under the caption “Risk Factors” and elsewhere in such reports; and (ii) InSite Vision’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 under the caption “Risk Factors” and elsewhere in such reports. The forward-looking statements made herein speak only as of the date hereof and none of QLT, InSite Vision or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

# # #

AzaSite® and DuraSite® are registered trademarks of InSite Vision Incorporated.

AzaSite Plus™, BromSite™ and DexaSite™ are trademarks of InSite Vision Incorporated.

BESIVANCE® is a registered trademark of Bausch + Lomb Incorporated.

Contact Information	Media/Investor Inquiries
InSite Vision	BCC Partners
Louis Drapeau, Chief Financial Officer	Karen L. Bergman
510.747.1220	650.575.1509
mail@insite.com	Susan Pietropaolo
845.638.6290; 201.923.2049 (cell)